Contact

www.linkedin.com/in/renee-miller-30b09a11 (LinkedIn)

Top Skills

Neuroscience
Genetics
Immunohistochemistry

Honors-Awards

Best Product Experience - Start-Up

Renee Miller

University of Rochester
Rochester, New York Metropolitan Area

Summary

I'm a neuroscientist who is obsessed with fantasy sports. Understanding even a little bit about how the brain works makes the decision-making processes integral to playing fantasy sports an endless source of frustration and inspiration. I believe in the power of evidence-based problem solving, whether I'm applying it to scientific inquiries and research, or to winning my fantasy leagues.
My desire to enrich the fantasy gaming experience led me to co-found Franchise League Sports, the most strategic variant of the game I've ever known. We started on fantasy football, with our first season of Franchise League Football now in the books. We're currently adding new features and functionality to our fantasy football game while looking ahead to building Franchise League Golf, Soccer and much more.
The umbrella that covers my diverse interests and experiences is education. In the university classroom or in the fantasy sports domain, I strive to share my knowledge, ideas, and decision-making processes with the world.

Experience

Franchise League Sports
Chief Executive Officer
January 2025 - Present (1 year 6 months)

The Athletic
Fantasy Sports Writer
August 2018 - Present (7 years 11 months)

University of Rochester
15 years

Professor, Brain and Cognitive Sciences, Director, Undergraduate Neuroscience Program
July 2022 - Present (4 years)
Rochester, NY

Associate Professor, Brain and Cognitive Sciences and Director of Undergraduate Neuroscience Program
July 2011 - June 2022 (11 years)

NBCUniversal Media, LLC
Fantasy Sports Writer
September 2015 - January 2023 (7 years 5 months)

University of Rochester Medical Center
Research Assistant Professor
January 2011 - January 2019 (8 years 1 month)

My research aims to understand the genetic basis for sex differences in behaviors. We investigate how inherent or adaptive differences in the nervous system contribute to sexual dimorphism and potentially, to the sex biases seen in many neurological disorders.

ESPN Insider
Writer
March 2015 - August 2018 (3 years 6 months)

Daily fantasy sports (DFS) writer for ESPN.com

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Education

University of Rochester School of Medicine and Dentistry

PhD, Neuroscience · (1998 - 2004)